FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number: 0-13368

FIRST MID-ILLINOIS BANCSHARES, INC.
PROFIT SHARING PLAN AND TRUST
(Full Title of Plan)

FIRST MID-ILLINOIS BANCSHARES, INC.
1515 Charleston Avenue
P.O. Box 499
Mattoon, Illinois 61938
(Name of Issuer of the Securities Held Pursuant to the Plan
and the Address of the Principal Executive Office)

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
EIN 37-0404035 PN 002
Accountants’ Report and Financial Statements
December 31, 2008 and 2007

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

401(k) Oversight Committee
First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust
Mattoon, Illinois

We have audited the accompanying statements of net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no opinion.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan & Trust as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5, in 2008 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Decatur, Illinois
June 17, 2009

Federal Employer Identification Number:  44-0160260

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets

Investments, At Fair Value	$24,392,927	$30,557,259

Receivables
Employer’s contribution	-	588
Interest and dividends	81,279	224,289

	81,279	224,877

Total assets	24,474,206	30,782,136

Liability

Refunds due to excess contributions	-	5,060

Net Assets Available for Benefits	$24,474,206	$30,777,076

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Statements of Changes in Net Assets Available for Benefits
December 31, 2008 and 2007

	2007	2007
Investment Income
Net depreciation in fair value of investments	$(8,531,097)	$(1,182,025)
Interest and dividends	1,331,397	2,016,650
	(7,199,700)	834,625

Contributions
Employer	763,509	718,552
Participants	971,057	922,462
Rollovers	88,871	14,652

	1,823,437	1,655,666

Total additions	(5,376,263)	2,490,291

Deductions
Benefits paid directly to participants	926,607	1,568,498

Net Increase (Decrease)	(6,302,870)	921,793

Net Assets Available for Benefits, Beginning of Year	30,777,076	29,855,283

Net Assets Available for Benefits, End of Year	$24,474,206	$30,777,076

See Notes to Financial Statements

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2008 and 2007

Note 1:	Description of the Plan

The following description of the First Mid-Illinois Bancshares, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by First Mid-Illinois Bancshares, Inc. (Company) covering all full-time employees who have at least one-half year of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation.  Employee rollover contributions are also permitted.  The Company makes matching contributions calculated as a percentage of the before tax contribution made on behalf of each contributing participant.  The Company determines this percentage each year.  For December 31, 2008 and 2007, the matching contributions were 50% of employees’ salary deferral amounts up to 4% of employees’ eligible compensation.  The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution.  For the years ended December 31, 2008 and 2007, the profit sharing contribution was 4% of eligible compensation.  Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.  The annual profit sharing contribution is maintained in a non-participant directed investment until this contribution is allocated by the Plan to the eligible participant accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2008 and 2007

Vesting

Participants are immediately vested in their voluntary contributions and the Company’s matching contributions plus earnings thereon.  Vesting in the Company’s profit sharing contribution portion of their accounts plus earnings thereon is based on years of vesting service, defined as a minimum of 500 hours of service.  A participant is fully vested after 6 years of vesting service.  The nonvested balance is forfeited upon payment of benefits.  Forfeitures are allocated among active participants based upon eligible compensation.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 40% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence, through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is charged at prime rate at loan inception.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2008 and 2007

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are carried at fair value.

Purchases and sales of securities are recorded on a settlement-date basis.  Interest and dividend income is recorded on the accrual basis.

Plan Tax Status

The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan sponsored by First Mid-Illinois Bank & Trust.  This prototype plan document has been filed with the appropriate agency and a determination letter was obtained on August 7, 2001.  The Plan has not obtained or requested a determination letter.  However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2008 and 2007

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) depreciated in fair value as follows:

	2008
	Net Depreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$(7,267,384)	$10,855,571
Common stock	(1,263,713)	7,153,611
Money market fund	-	18,143
Certificates of deposit	-	5,930,221
Participant loans	-	435,381

	$(8,531,097)	$24,392,927

	2007
	Net Depreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$(789,657)	$18,005,971
Common stock	(392,369)	9,021,768
Money market fund	-	552,920
Certificates of deposit	-	2,527,763
Participant loans	-	448,837

	$(1,182,026)	$30,557,259

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2008 and 2007

The fair value of individual investments that represented 5% or more of the Plan’s net assets in either year available for benefits were as follows:

	2007	2007

Federated Max Capital Index Fund	$1,515,982	$2,706,731
Vanguard Growth Index Fund	-	3,025,136
Vanguard Growth Index Signal Fund	1,743,003	-
Dodge & Cox Balanced Fund	1,528,563	2,180,766
Oakmark Global I Fund	1,962,406	4,079,675
T. Rowe Price Mid-Cap Value Fund	1,041,733	1,887,959
First Mid-Illinois Bancshares, Inc. common stock	7,153,610	9,021,768
First Mid-Illinois Bank & Trust certificate of deposit	5,388,065	1,852,172

Interest and dividends realized on the Plan’s investments for the years ended 2008 and 2007 were $1,331,397 and $2,016,650, respectively.

Note 4:	Nonparticipant-Directed Investments

Information about the net assets and the components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

	2008	2007
Net Assets:
Certificate of deposit	$542,156	$512,160
Interest receivable	1,921	1,798

Net assets	$544,077	$513,958

Changes in net assets:
Contributions	$530,080	$500,719
Interest income	13,997	13,239
Transfers to participant-directed investments	(513,958)	(477,793)

Total additions	$30,119	$36,165

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2008 and 2007

Note 5:	Fair Value of Plan Assets

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157).  FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  FAS 157 has been applied prospectively as of the beginning of the year.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock of the Company, money market and mutual funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  There were no Level 2 securities.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include certificates of deposit and participant loans.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2008 and 2007

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments	$24,392,927	$18,027,325	$-	$6,365,602

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

	Certificates of Deposit	Participant Loans

Balance, January 1, 2008	$2,527,763	$448,837

Purchases, issuances and settlements	3,402,458	(13,456)

Balance, December 31, 2008	$5,930,221	$435,381

Note 6:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan’s investments are held in a trust account administered by First Mid-Illinois Bank & Trust, a wholly owned subsidiary of the Company.  Active participants can purchase the common stock of the Company.  At December 31, 2008 and 2007, participants held 322,235 and 346,325 shares, respectively.

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
Notes to Financial Statements
December 31, 2008 and 2007

The Plan also holds certificates of deposit with First Mid-Illinois Bank & Trust, totaling $5,930,221 and $2,364,332 at December 31, 2008 and 2007, respectively.

The Plan incurs expenses related to general administration and record keeping.  The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 7:	Current Economic Conditions

The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Supplemental Schedule

First Mid-Illinois Bancshares, Inc.
Profit Sharing Plan & Trust
EIN 37-1149138 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issuer	Description of Investment	Current Value

Certificates of Deposit
First Mid-Illinois Bank & Trust*	2.67% due 12/31/09	$542,156
First Mid-Illinois Bank & Trust*	2.67% due 12/31/09	5,388,065
		5,930,221

Common Stock
First Mid-Illinois Bancshares, Inc.*	322,235 Shares	7,153,611

Mutual Funds
American Funds EuroPacific Growth Fund	4,762 Shares	131,245
Federated Mid Capital Index Fund	53,927 Shares	702,680
Federated Max Capital Index Fund	148,918 Shares	1,515,982
Federated Total Return Bond Fund	66,656 Shares	678,557
Fidelity Low Priced Stock Fund	20,055 Shares	463,677
Dodge & Cox Balanced Fund	29,820 Shares	1,528,563
Oakmark Global I Fund	140,072 Shares	1,962,406
Royce Low-Priced Stock Fund	31,409 Shares	288,019
RS Emerging Markets Fund	4,876 Shares	59,189
T. Rowe Price Mid-Cap Value Fund	73,001 Shares	1,041,733
T. Rowe Price Retirement 2010 Fund	12,773 Shares	142,670
T. Rowe Price Retirement 2020 Fund	9,930 Shares	109,923
T. Rowe Price Retirement 2030 Fund	12,302 Shares	136,551
T. Rowe Price Retirement 2040 Fund	4,295 Shares	47,373
T. Rowe Price Retirement 2050 Fund	7,275 Shares	44,966
Vanguard Growth Index Signal Fund	92,713 Shares	1,743,003
Vanguard Windsor II - Admiral	7,637 Shares	259,034
		10,855,571

Money Market
Federated Prime Obligation Funds #10	16,662 Units	16,662
NTHN Institutional Funds Government Select	1,481 Units	1,481
		18,143

Participant Loans	3.25% to 8.50%	435,381

		$24,392,927

* Represents a party-in-interest to the Plan

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Mid-Illinois Bancshares, Inc.
401 (k) Profit Sharing Plan

Date: June 24, 2009

/s/ William S. Rowland

William S. Rowland
President and Chief Executive Officer

Exhibit Index to Annual Report on Form 11-K

Exhibit Number	Description and Filing or Incorporation Reference

23	Consent of BKD, LLP